As filed with the Securities and Exchange Commission on October 2, 2009.

Registration No. 333-_____

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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STAGE STORES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**91-1826900**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

SHARE PURCHASE PLAN FOR EMPLOYEES OF STAGE STORES, INC.

(Full Title of the Plan)

Edward J. Record	Copies to:
Executive Vice President and Chief Financial Officer	**Philip B. Sears, Esq.**
10201 Main Street,	**McAfee & Taft, P.C.**
Houston, Texas 77025	**211 North Robinson**
(Name and Address of Agent For Service)	**Oklahoma City, OK 73102**
(800) 579-2302	
(Telephone Number, Including Area Code, of Agent For Service)	

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	100,000[1]	$13.54[2]	$1,354,000[2]	$96.54

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement shall be deemed to cover an indeterminable number of additional shares as may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend, or similar capital adjustment.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended. Pursuant to Rule 457(h), this estimate is based upon the average of the high and low prices of our common stock, par value $0.01 per share, on September 28, 2009, as reported on the New York Stock Exchange.

TABLE OF CONTENTS

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

Item 2. Registration Information and Employee Plan Annual Information.*

*   Information required by Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933 is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933 and the Note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents we filed with the Securities and Exchange Commission (the "Commission") (File No. 001-14035) are incorporated in and made a part of this Registration Statement by reference:

1. Our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 30, 2009;

2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2009, filed on June 5, 2009;

3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2009, filed on September 9, 2009;

4. Our Current Reports on Form 8-K (excluding any information furnished under Items 2.02 or 7.01 thereof) filed February 6, 2009, March 2, 2009, March 4, 2009, March 6, 2009, March 12, 2009, April 2, 2009, April 14, 2009, April 30, 2009, May 8, 2009, May 13, 2009, May 15, 2009, May 20, 2009, May 22, 2009, June 1, 2009, June 4, 2009, June 5, 2009, June 10, 2009, July 8, 2009, July 10, 2009, August 11, 2009, August 14, 2009, August 20, 2009, August 24, 2009, August 28, 2009, September 4, 2009, September 14, 2009 and September 21, 2009.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of those documents.

Any statement contained in this Registration Statement or in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement in this Registration Statement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable. Our common stock has been registered under Section 12 of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Nevada Revised Statures

Section 78.7502 of the Nevada Revised Statutes (the "NRS") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he is not adjudged liable to the corporation, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. Section 78.7502 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he is not adjudged liable to the corporation, and if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Amended and Restated Bylaws

As permitted by the NRS, Article 5 of our Amended and Restated Bylaws provides that so long as he is not adjudged liable to us we will indemnify any individual made a party to a proceeding because the individual is or was a director or officer against liability and expenses incurred in the proceeding, but only if the individual demonstrates that (a) he or she conducted himself or herself in good faith, and (b) he or she reasonably believed (i) in the case of conduct in his or her official capacity with us, that his or her conduct was in our best interests, (ii) in all other cases, that his or her conduct was at least not opposed to our best interests, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Insurance

We have purchased director and officer liability insurance which insures us for amounts which we are required or permitted to pay as indemnification of directors and certain officers and which insures directors and certain officers against certain liabilities which might be incurred by them in those capacities and for which they are not entitled to indemnification by us.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1   Amended and Restated Articles of Incorporation of Stage Stores, Inc. dated June 7, 2007 are incorporated by reference to Exhibit 3.1 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed September 12, 2007.

4.2   Amended and Restated Bylaws of Stage Stores, Inc. dated March 28, 2007 are incorporated by reference to Exhibit 3.3 of Stage Stores' Annual Report on Form 10-K (Commission File No, 1-14035) filed April 3, 2007.

4.3   Form of Common Stock Certificate of Stage Stores, Inc. is incorporated by reference to Exhibit 4.1 of Stage Stores' Registration Statement on Form 10 (Commission File No. 000-21011) filed October 29, 2001.

5*   Opinion of McAfee & Taft A Professional Corporation

23.1*   Consent of Deloitte & Touche LLP

23.2*   Consent of McAfee & Taft A Professional Corporation (included as part of Exhibit 5)

24*   Power of Attorney

99*   Share Purchase Plan for Employees of Stage Stores, Inc.

*   Filed herewith.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 2nd day of October, 2009.

STAGE STORES, INC.

By: /s/ Andrew T. Hall
    Andrew T. Hall
    Chief Executive Officer
    (Principal Executive Officer)

STAGE STORES, INC.

By: /s/ Edward J. Record
    Edward J. Record
    Executive Vice President and Chief Financial
    Officer
    (Principal Financial Officer)

STAGE STORES, INC.

By: /s/ Richard E. Stasyszen
    Richard E. Stasyszen
    Senior Vice President, Finance and Controller
    (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Alan J. Barocas* Alan J. Barocas	Director	September 23, 2009
/s/ Michael L. Glazer* Michael L. Glazer	Director	September 23, 2009
/s/ Andrew T. Hall Andrew T. Hall	Director	September 23, 2009
/s/ John T. Mentzer* John T. Mentzer	Director	September 23, 2009
/s/ William J. Montgoris* William J. Montgoris	Director	September 23, 2009
/s/ Sharon B. Mosse* Sharon B. Mosse	Director	September 23, 2009
/s/ James R. Scarborough* James R. Scarborough	Director	September 23, 2009
/s/ David Y. Schwartz* David Y. Schwartz	Director	September 23, 2009

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*By Power of Attorney dated September 23, 2009

EXHIBIT INDEX

Exhibit Number	Description
4.1	Amended and Restated Articles of Incorporation of Stage Stores, Inc. dated June 7, 2007 are incorporated by reference to Exhibit 3.1 of Stage Stores' Quarterly Report on Form 10-Q (Commission File No. 1-14035) filed September 12, 2007.
4.2	Amended and Restated Bylaws of Stage Stores, Inc. dated March 28, 2007 are incorporated by reference to Exhibit 3.3 of Stage Stores' Annual Report on Form 10-K (Commission File No, 1-14035) filed April 3, 2007.
4.3	Form of Common Stock Certificate of Stage Stores, Inc. is incorporated by reference to Exhibit 4.1 of Stage Stores' Registration Statement on Form 10 (Commission File No. 000-21011) filed October 29, 2001.
5*	Opinion of McAfee & Taft A Professional Corporation
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of McAfee & Taft A Professional Corporation (included as part of Exhibit 5)
24*	Power of Attorney
99*	Share Purchase Plan for Employees of Stage Stores, Inc.

* Filed herewith.